[Chapman and Cutler LLP Letterhead]

January 13, 2023

VIA EDGAR CORRESPONDENCE

Lisa N. Larkin
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Calamos ETF Trust (the “Trust”)
File Nos. 333-191151; 811-22887

Dear Ms. Larkin:

This letter relates to the registration statement filed on Form N-1A for the Calamos ETF Trust (the “Trust”) with the Staff of the Securities and Exchange Commission (the “Staff”) on November 4, 2022 (the “Registration Statement”). The Registration Statement is filed in connection with the Calamos Antetokounmpo Global Sustainable Equities ETF (the “Fund”), a series of the Trust. Pursuant to conversations with the Staff, the Trust is attaching as Appendix A to this letter the financial statements and accompanying notes for the Trust in accordance with Section 14(a) of the Investment Company Act of 1940, as amended.

The Trust notes that the Trust previously filed its financial statements in connection with the Staff’s review of the Trust’s registration statement filed on Form N-1A on June 30, 2014 for the Calamos Focus Growth ETF, a prior series of the Trust.

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Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler llp

By:	/s/ Morrison C. Warren

Morrison C. Warren

Appendix A

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Trustees of

Calamos ETF Trust

Opinion on the Financial Statement

We have audited the accompanying statement of assets and liabilities of Calamos Antetokounmpo Global Sustainable Equities ETF (the "Fund"), a series of Calamos ETF Trust (the "Trust"), as of January 11, 2023 and the related notes. In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Fund as of January 11, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Fund's management. Our responsibility is to express an opinion on the Fund's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Fund in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Fund is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Fund’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Deloitte & Touche LLP

Chicago, Illinois

January 13, 2023

We have served as the auditor of one or more Calamos investment companies since 2003.

STATEMENT OF ASSETS AND LIABILITIES

January 11, 2023

ASSETS
Cash with custodian (non-interest bearing)	$100,000
Total assets	100,000

ANALYSIS OF NET ASSETS
Paid in capital	100,000
NET ASSETS	$100,000

Shares outstanding(a)	4,000.00
Net asset value and redemption price per share	$25.00

(a) No par value, unlimited number of shares authorized

The accompanying notes are an integral part of this financial statement.

CALAMOS ETF TRUST

NOTES TO THE FINANCIAL STATEMENT

1. Organization

Organization. Calamos ETF Trust (the "Trust"), a Delaware statutory trust organized on June 17, 2013, consists of one series, Calamos Antetokounmpo Global Sustainable Equities ETF (the “Fund”). The Trust is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as an open-end management investment company. The Trust currently offers shares of beneficial interest (“Shares”) of the Fund. The Fund is a diversified portfolio with an investment objective to achieve long-term capital appreciation. The Fund is a diversified, actively managed exchange-traded fund. The Fund offers and issues Shares at net asset value ("NAV") only in aggregations of a specified number of Shares, generally in exchange for a basket of securities constituting the portfolio holdings of the Fund, together with the deposit of a specified cash payment, or, in certain circumstances, for an all cash payment. Shares of the Fund will be listed and principally traded on NYSE Arca, Inc. (the "Exchange"). Shares will trade on the Exchange at market prices that may be below, at, or above NAV.

Investment Adviser and Sub Adviser. Calamos Antetokounmpo Asset Management LLC, doing business as CGAM ("CGAM"), an investment adviser registered with the SEC under the Investment Advisers Act of 1940, serves as the Fund's adviser ("Adviser"). The Fund is subadvised by Calamos Advisors LLC.

Operating History. The Fund has had no operations other than the sale and issuance of 4,000 shares of beneficial interest at an aggregate purchase price of $100,000 to Calamos Investments, LLC, the parent of Calamos Advisors, LLC (the “Calamos Advisors”). The proceeds of the 4,000 shares in the Fund are held in cash.

Organization and Offering Costs. Offering and organizational costs will be paid by CGAM.

2. Significant Accounting Policies

The Fund is considered an investment company and follows accounting and reporting guidance under Financial Accounting Standards Board Accounting Standards Codification Topic 946. "Financial Services - Investment Companies."

The preparation of the financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures in the Statement of Assets and Liabilities. Actual results could differ from these estimates.

3. Agreements

Pursuant to an investment advisory agreement with CGAM, the Fund will pay a monthly unitary investment advisory fee based on the average daily net assets of the Fund of 0.95%.

A trustee and certain officers of the Fund are also officers and/or directors of CGAM. A trustee and certain officers of the Fund are also officers and/or directors of Calamos Advisors. Such trustee and officers serve without direct compensation from the Fund.

4. Federal Income Taxes

The Fund intends to qualify as a “regulated investment company” and as such (and by complying with the applicable provisions of the Internal Revenue Code of 1986, as amended) will not be subject to Federal income tax on taxable income (including realized capital gains) that is distributed to shareholders.

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